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                               July 21, 2021

       Ioannis Zafirakis
       Secretary
       OceanPal Inc.
       Ymittou 6
       175 64 Palaio Faliro
       Athens, Greece

                                                        Re: OceanPal Inc.
                                                            Draft Registration
Statement on Form 20-F
                                                            Submitted June 24,
2021
                                                            CIK No. 0001869467

       Dear Mr. Zafirakis:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 20-F Submitted June 24, 2021

       Forward-Looking Statements, page 5

   1. We note that your disclosure on page 5 suggests that the safe harbor protections for forward-looking
statements set forth in the Private Securities Litigation Reform Act of
                                                        1995 apply to the
statements made in this registration statement. Please tell us your basis for such disclosure, or
revise to remove such suggestion.
       Explanatory Note, page 7

   2.                                                   Please briefly describe
the reasons for the spin-off transaction.
 Ioannis Zafirakis
FirstName  LastNameIoannis Zafirakis
OceanPal Inc.
Comapany
July       NameOceanPal Inc.
     21, 2021
July 21,
Page  2 2021 Page 2
FirstName LastName
Item 4. Information on the Company
Our Customers, page 37

3. Please disclose all material terms of your charter agreements, including any provisions regarding termination of the agreements. In addition, please tell us what consideration you have given to filing the charter agreements discussed in this section. Refer to
         Instruction 4(b)(ii) of the Instructions to Exhibits of Form 20-F. Operating and Financial Review and Prospects
Liquidity and Capital Resources, page 55

4. We note your disclosure in which you state you do not have any contractual obligations, including capital expenditures for vessel acquisitions or debt as of the date of the registration statement. Please confirm your Parent does not have a mortgage loan for any of the vessels to be contributed to you as we would expect the carve out financial statements to reflect this related liability.
Operating results
Results of Operations of OceanPal Inc. Predecessor, page 55

5. We note your disclosure in which you state the increase in vessel operating expenses was mainly due to expenses relating to an incident of one of your vessels and vessel annual taxes. Please expand your discussion to provide further details of the incident involving your vessel.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders, page 64

6. Please revise your disclosure to identify the natural person(s) who have voting or investment control with respect to the shares held by Kopernik Global Investors, LLC and Hosking Partners LLP.
Item 8. Financial information
Dividend Policy, page 67

7. Please revise to disclose your policy on dividend distributions for the Series C Preferred shareholders.
Item 10. Additional Information
A. Share capital
Series C Preferred Stock, page 69

8. Please revise to describe the rights, preferences and restrictions attaching to the Series C
         Preferred Shares. For example, we note your disclosure on page 65 regarding certain limited voting rights.
 Ioannis Zafirakis
OceanPal Inc.
July 21, 2021
Page 3
Financial Statements
Note 12 - Subsequent Events, page F-13

9. Please disclose the actual date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.
Exhibits

10. We note your disclosure regarding material contracts on page 72. Please file your joint venture agreement with Diana Wilhelmsen Management Limited and the agreements entered into with Steamship Shipbroking Enterprises Inc. as exhibits to your registration statement.
General

11.    You indicate on the cover page that you qualify as an    emerging growth
company.    If so,
       please discuss such status in your filing.
12. Please provide an analysis of whether the distribution of the OceanPal shares to the shareholders of Diana Shipping, Inc. constitutes a sale under Section 2(a)(3) of the
       Securities Act. In this regard, explain whether the transactions in connection with the distribution would fundamentally alter the nature of the Diana Shipping shareholders investment such that the shareholders are providing value for the OceanPal shares. For
       example, discuss the shareholders    economic and voting interests in
Diana Shipping prior
       to the transactions compared to their economic and voting interests in Diana Shipping and
       OceanPal after the transactions.
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-
Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-
3584 with any other questions.



                                                            Sincerely,
FirstName LastNameIoannis Zafirakis
                                                            Division of
Corporation Finance
Comapany NameOceanPal Inc.
                                                            Office of Energy &
Transportation
July 21, 2021 Page 3
cc:       Edward Horton
FirstName LastName